          UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
           WASHINGTON, DC 20549

           SCHEDULE 13D/A

            Under The Securities Exchange Act of 1934

 (Amendment No. 3)

Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou Box Ships Inc. 15, Karamanli Avenue 16673 Voula Athens, Greece (011) (30) (210) 8914 600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Paragon Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,437,500

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,437,500

10.	SHARED DISPOSITIVE POWER	[ ]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,437,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y09675 102

The purpose of this Amendment No. 3 (this "Amendment No. 3") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 9, 2011 (the "Original Schedule 13D") is to report a decrease in the percentage of the shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (the "Common Shares") of Box Ships Inc., a Marshall Islands corporation (the "Issuer"), beneficially owned by Paragon Shipping Inc. ("Paragon Shipping"), solely due to the change in the number of the Issuer's outstanding Common Shares as a result of the issuance and sale of 4,000,000 additional Common Shares by the Issuer pursuant to an underwritten public offering of the Issuer's Common Shares that closed on March 18, 2013 (the "Public Offering").

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on July 27, 2012.

Item 2.	Identity and Background.

On February 5, 2013, Robert Perri was appointed as the Chief Financial Officer of Paragon Shipping.  There are no other material changes from the Schedule 13D/A filed with the Commission on July 27, 2012.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

No material change from the Schedule 13D/A filed with the Commission on July 27, 2012.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) As of March 18, 2013, the Issuer had outstanding 24,960,715 Common Shares, after giving effect to the 4,000,000 Common Shares issued and sold by the Issuer pursuant to the Public Offering. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

Paragon Shipping may be deemed to beneficially own 3,437,500 Common Shares, representing approximately 13.8% of the outstanding Common Shares.  Paragon Shipping has the sole power to vote 3,437,500 Common Shares and the shared power to vote 0 Common Shares.  Paragon Shipping has the sole power to dispose of 3,437,500 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Amendment No. 3.

(c.) To the best knowledge of Paragon Shipping, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days, other than the transactions reported in the Original Schedule 13D or any amendment thereto, including this Amendment No. 3.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Paragon Shipping.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 14, 2012, Neige International Inc., a Marshall Islands corporation controlled by Michael Bodouroglou, received an award of 300,000 restricted Common Shares issued pursuant to the Box Ships Inc. 2011 Equity Incentive Plan (the "Plan") and a restricted share award dated as of November 14, 2012. The restricted Common Shares awarded to Neige International will vest ratably over a two-year period beginning on December 31, 2013.

On February 4, 2013, Robert Perri, the Chief Financial Officer of Paragon Shipping and Box Ships Inc., and George Skrimizeas, the Chief Operating Officer of Paragon Shipping, received aggregate awards of 13,000 restricted Common Shares of the Issuer that were issued pursuant to the Plan and share award agreements dated as of February 4, 2013.  The restricted Common Shares awarded to Messrs. Perri and Skrimizeas will vest ratably over a two-year period beginning on December 31, 2013.

Pursuant to the terms of the restricted share award agreements described above, the restricted Common Shares will vest in full immediately upon the occurrence of a change of control (as defined under the Plan), the involuntary termination of the grantee's or, in the case of Neige International, Mr. Bodouroglou's, service as an employee of the Issuer or its affiliates without cause (as defined under the Plan) or if the grantee's or, in the case of Neige International, Mr. Bodouroglou's, service is terminated by reason of his death or disability (as defined under the Plan). If the grantee or, in the case of Neige International, Mr. Bodouroglou, voluntarily terminates his service or is removed for cause (as defined under the Plan), all of his unvested restricted Common Shares will be forfeited.

In connection with the Public Offering, Paragon Shipping, Michael Bodouroglou, the Chairman, President and Chief Executive Officer of Paragon Shipping and the Issuer, Neige International, a company controlled by Michael Bodouroglou, and Robert Perri, the Chief Financial Officer of Paragon Shipping and the Issuer, entered into customary lock-up agreements, dated March 13, 2013, with the underwriters of the Public Offering, a form of which is attached hereto as Exhibit A and is incorporated by reference herein, pursuant to which such persons have generally agreed not to offer, sell, contract to sell or otherwise dispose of or hedge Common Shares of the Issuer or securities convertible into or exchangeable for Common Shares of the Issuer for a period of 90 days after March 13, 2013.

In addition, Neige International purchased 400,000 of the Common Shares issued and sold by the Issuer in the Public Offering at the public offering price of $5.25.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on July 27, 2012.

Item 7.	Material to be Filed as Exhibits.

A.	Form of Lock-up Agreement, dated March 13, 2013

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2013

PARAGON SHIPPING INC.

By: /s/ Michael Bodouroglou
------------------------------------------
Name:   Michael Bodouroglou
Title:     Chief Executive Officer

Exhibit A

Form of Lock-Up Agreement

March 13, 2013
Global Hunter Securities, LLC
as Representative of the several Underwriters
777 3rd Avenue, 22nd Floor
New York, New York 10017

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement") to be entered into by Box Ships Inc., a Marshall Islands corporation (the "Company") and you (the "Representative") and the other underwriters named in Schedule A to the Underwriting Agreement, with respect to the public offering (the "Offering") of common shares, par value $0.01 per share, of the Company (the "Common Shares").

In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that, for a period (the "Lock-Up Period") beginning on the date hereof and ending on, and including, the date that is 90 days after the date of the final prospectus relating to the Offering, the undersigned will not, without the prior written consent of the Representative, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the "Commission") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the "Exchange Act") with respect to, any Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).  The foregoing sentence shall not apply to (a) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement or (b) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement.  For purposes of this paragraph, "immediate family" shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

In addition, the undersigned hereby waives any rights the undersigned may have to require registration of Common Shares in connection with the filing of a registration statement relating to the Offering.  The undersigned further agrees that, for the Lock-Up Period, the undersigned will not, without the prior written consent of the Representative, make any demand for, or exercise any right with respect to, the registration of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares or any such securities.

Notwithstanding the above, if (a) during the period that begins on the date that is fifteen (15) calendar days plus three (3) business days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (b) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) business days after the date on which the issuance of the earnings release or the material news or material event occurs.

In addition, the undersigned hereby waives any and all preemptive rights, participation rights, resale rights, rights of first refusal and similar rights that the undersigned may have in connection with the Offering or with any issuance or sale by the Company of any equity or other securities before the Offering, except for any such rights as have been heretofore duly exercised.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of Common Shares.

The undersigned hereby authorizes the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the stock register and other records relating to Common Shares or other securities subject to this Lock-Up Agreement of which the undersigned is the record holder, and, with respect to Common Shares or other securities subject to this Lock-Up Agreement of which the undersigned is the beneficial owner but not the record holder, the undersigned hereby agrees to cause such record holder to authorize the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the stock register and other records relating to such shares or other securities.

*     *     *

If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Commission with respect to the Offering is withdrawn or (iii) for any reason the Underwriting Agreement shall be terminated prior to the "time of purchase" (as defined in the Underwriting Agreement), this Lock-Up Agreement shall be terminated and the undersigned shall be released from its obligations hereunder.

Yours very truly, Name: